UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Included in the 2022 Bloomberg Gender Equality Index

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK INCLUDED IN THE

2022 BLOOMBERG GENDER EQUALITY INDEX

Bogota, Colombia – January 26, 2022 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announced its inclusion in the 2022 Bloomberg Gender Equality Index (“Bloomberg GEI”).

The Bloomberg GEI is a market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender equality reporting disclosures including female leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and pro-women brand. Companies included in the 2022 Bloomberg GEI scored at or above a global threshold established by Bloomberg to reflect best-in-class gender-related statistics and policies.

Sylvia Escovar, Chair of GeoPark, said: “As a Company built from scratch with the need to attract and hire the most capable professionals in order to achieve our long-term value proposition, it is natural that our team mirrors the true diversity of the world around us. We need the very best people to reach our big objectives and that is the simple formula behind our track record of success. Integrating and promoting diversity continuously adds value by expanding our opportunities, enriching our culture, and allowing us to see and accomplish more.”

Peter T. Grauer, Chairman of Bloomberg and Founding Chairman of the U.S. 30% Club, said: “We are proud to recognize GeoPark and the other 417 companies included in the 2022 GEI for their commitment to transparency and setting a new standard in gender-related data reporting. Even though the threshold for inclusion in the GEI has risen, the member list continues to grow. This is a testament that more companies are working to improve upon their gender-related metrics, fostering more opportunity for diverse talent to succeed in their organizations.”

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected dividend payments, share buybacks, future financial performance and free cash flow generation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 26, 2022